PRESS RELEASE

ASANKO GOLD SITE VISIT PRESENTATIONS

Vancouver, British Columbia, November 9, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is hosting an analyst and investor visit to its flagship project, the Asanko Gold Mine in Ghana, West Africa today, Thursday November 9, 2017.

All the technical presentations are available on the Company's website at: www.asanko.com.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Investor Relations
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.